

August 15, 2016

VIA E-MAIL

Mr. Brian Stallworth, Esq.
Great-West Life & Annuity Insurance Company
8525 East Orchard Road
Greenwood Village, CO 80111

> Re: Great-West Life & Annuity Insurance Company ("Company");
> Variable Annuity–2 Series Account ("Registrant");
> Initial Registration Statement filed on Form N-4;
> File Nos. 333-212090 / 811-05817
>
> Great-West Life & Annuity Insurance Company of New York ("NY Company");
> Variable Annuity–2 Series Account;
> Initial Registration Statement filed on Form N-4;
> File Nos. 333-212091 / 811-05961

Dear Mr. Stallworth:

The staff reviewed the above-referenced initial registration statements, which the Commission received on June 17, 2016. Based on our review, we have the following comments on these filings. Page numbers refer to the marked courtesy copy of the Company's non-New York version of the contract that you provided to the staff (333-212090). Unless otherwise noted, the comments set forth in this letter also apply to the NY Company version of the contract (333-212091).

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements.

2. Pease provide the contract name on the front cover page of the prospectus and update the series and class identifiers on EDGAR to reflect the contract name.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contracts.

4. A comment with regard to disclosure in one place applies in all other places where the same or similar disclosure appears.

<u>Prospectus</u>

1. *Cover Page:*

> a. Please note that Item 1(a)(viii) requires a listing of the portfolio companies available as investment options on the cover page (or the inside cover page if too long to fit on the cover page). Please move this information from Appendix A to the cover page (or inside cover page). Please also indicate which of these options are available if a GLWB rider is elected.

> b. Please delete from the cover page the statements (in the fourth paragraph) that "Your Contract, riders, and any amendments and endorsements are the formal contractual agreement between you and us. It is important that you read the Contract, riders, amendments, and endorsements, which reflect the agreement between you and Great-West." These sentences obscure the cover page disclosure required by Item 1(a)(v) and incorrectly suggest that the contract rather than the prospectus controls in in the event they are inconsistent.

2. Fee Tables (pp. 12-15):

> a. *Optional GLWB Rider Fees*: Supplementally, please confirm that the maximum and current charges shown in the table for each rider will be the annual charge.

> b. Please delete all references to fee waivers and expense limitations in the table and expense example disclosure.

> c. *Examples*: It is not clear from the disclosure whether the maximum charges for the most expensive combination of Death Benefit and Optional GLWB Rider that may be elected is reflected in the first example. We also do not understand your basis for showing the examples based on whether investments are made to the Investment Strategy or the Income Strategy, rather than using the maximum and minimum fees and expenses of the Portfolios as shown in the preceding table. Further, each example should clearly indicate (either in the narrative or in a footnote) which contract features/optional charges are reflected in the example. Please revise the examples accordingly.

3. *State Variations (pp. 15-16)*: Please delete the last sentence in this section and replace it with a representation that all material state variations are disclosed in the prospectus or in an appendix to the prospectus. Also, in each place in the prospectus where you mention that state variations

exist, please cross-reference the relevant section of the prospectus or appendix where such state variations are disclosed.

4. *Allocating your Contributions (p. 16)*: Please state whether all Contributions must be allocated to the Income Strategy if a GLWB Rider is elected. Please revise the disclosure in this section as appropriate.

5. *Guaranteed Lifetime Withdrawal Benefit Rider Options (p. 16)*: The disclosure states that certain material information regarding these riders will be reflected in a Rate Sheet Supplement; however, no such Rate Sheet Supplement was included with this filing. Please file the actual Rate Sheet Supplement that will be applicable to the Contract on the effective date. We will provide comments to the Rate Sheet Supplement and the disclosure in the prospectus relating to the use of the Rate Sheet Supplement at that time.

6. *Death Benefit (pp. 16-17)*: Please clearly describe the type of Owner for whom each Death Benefit is best suited.

7. *Portfolio Companies (p. 18)*: Item 5(c) requires disclosure of the name of each portfolio company, its type or investment objective and its investment adviser. Please move this information from Appendix A into this section of the prospectus. Also, identify the available Covered Funds if a GLWB Rider is elected.

8. *Right to Cancel (p. 24)*: Please disclose that some states require that initial Contributions be returned when a Contract is cancelled pursuant to the Right to Cancel. In those states where the Company is required to return initial Contributions, please state whether the Company will return the greater of the initial Contributions or the Annuity Account Value. If not, please disclose that, in these states, the Company will notify contract owners of their right to receive the Surrender Value in lieu of initial Contributions and the tax implications of doing so. See Penn Mutual Life Insurance Company (pub. avail. May 21, 1976).

9. *Cash Withdrawals (p. 29)*: Clarify in the disclosure how Cash Withdrawals impact both Death Benefit Options. The current disclosure suggests that Cash Withdrawals only impact Death Benefit Option 2. Please also define Guaranteed Minimum Death Benefit.

10. *Beneficiary (pp. 32-35)*: In the fifth paragraph, please revise for clarity the sentence: "The Death Benefit will be determined as of the Annuity Commencement Date" to make clear what happens in situations where a non-Spouse Beneficiary does not make a timely election or installment payments are not made within one year of the Owner's death.

11. *Distribution of Death Benefit (p. 33)*: Please explain your basis for the following: "The Death Benefit will be determined as of the date the payouts commence."

12. *Amount of First Variable Payout (p.37)*: Please describe what happens if the Owner dies before, and what happens if the Owner dies after, the first variable annuity payout is made.

13. *Guaranteed Lifetime Withdrawal Benefit (pp. 38-39)*: Please provide a plain English comparison of the GLWB Riders and the type of investor for whom each GLWB Rider is suited.

14. *The Covered Fund(s) (p.40)*: Please revise disclosure to clarify that changes to Covered Funds will only apply to additional Contributions or Transfers made after the Covered Fund is closed or ceases to be offered.

15. *The Benefit Base (p.40)*: In the last bullet of the first paragraph of this section, please provide a cross-reference to where the age reset calculation is discussed.

16. *Types of Excess Withdrawals (pp. 41-42)*: In the last sentence of the first paragraph, please clarify whether you mean "Covered Fund" rather than "GLWB."

17. *GAW Phase (pp. 42-43)*: In the second paragraph of this section (which discusses how to initiate the GAW Phase), please clarify the reference to "GAW%" in the fourth sentence. Do you mean "GAW Phase?" Please also confirm the placement of, or explain the meaning of, the bolded sentence in the third paragraph: "Installments will not begin until such change is made."

18. *Payment on Death During GAW Phase (p. 44)*: Please explain your legal basis for liquidating and transferring to "any other fund as approved by Great West" if the Owner dies before the GLWB Settlement Phase. *See* October 23, 1992 Dear Registrant Letter.

19. *Calculation of Installment Amount (pp. 48-49)*: Please revise disclosure to clearly state that the GAW%, Joint GAW%, Distribution Credit and Accumulation Credit are all based on percentages or amounts shown in the Rate Sheet Supplement attached to the Owner's prospectus at the time the Contract is purchased, rather than at the time a GLWB Rider is elected.

20. *Reset of the GAW% During the GAW Phase (pp. 50-51)*: Please revise disclosure to clearly state which GLWB riders this reset provision applies to, since it is not clear from the disclosure whether this provision applies to all the riders or just to the Great-West Secure Income Foundation GLWB Rider.

21. *Voting Right (pp. 60-61)*: Please disclose that shares owned by the Company and its affiliates will also be proportionately voted and that as a result of proportional voting the vote of a small number of contract owners can determine the outcome.

22. *Representation*: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to amend the registration statements in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statements, they will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statements. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6763. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Patrick Scott

Patrick Scott
Senior Counsel
Disclosure Review Office